Exhibit 99.1

SIGMA LITHIUM IS HIGHLIGHTED AT COP-26 IN GLASGOW FOR ITS
CLEAN TECHNOLOGY, PIONEERING PRACTICES IN ENVIRONMENTAL
SUSTAINABILITY AND POSITIVE SOCIAL IMPACT FOR A SECOND
CONSECUTIVE YEAR, AND RELEASED THIRD QUARTER 2021 RESULTS

Co-CEO concludes presentation at COP26:

“Invest with purpose, drive impact and always stay consistent.”

HIGHLIGHTS

COP-26

•	Sigma Lithium takes center stage at COP26 for a second time (following COP25 in Madrid) for:

-	its pioneering practices in applying clean technologies to achieve environmental sustainability. Link to Sigma Introduction at Investment COP26

-	demonstrating how developing a circular economy in the region will drive social impact on its communities. Link to Sigma Lithium co-CEO Interview at Investment COP26

•	Transportation Day at COP26 was 100% aligned with Sigma Lithium’s purpose as a pioneer in social and environmental sustainability. Link to Sigma Interview on Transportation Day

-	actively engaged in closed discussions regarding the development of supply chains that embody the principles of decarbonization and ecosystem preservation

•	Sigma co-CEO spoke at COP-26 at a panel with Vice-Minister of Economy of Brazil, regarding

-	the positive social impact resulting from minimizing its environmental footprint on water, land and GHG emissions

-	producing in Brazil with 100% clean energy “green and sustainable” lithium for the next generation of electric vehicles. Link to Sigma co-CEO panel with Vice-Minister of Economy at COP26

•	Sigma hosted in Glasgow, through the Investment Agency it sponsors, two technical representatives from Vale do Jequitinhonha, appointed by the towns of Itinga and Aracuai

-	to develop a technical roadmap for the towns to achieve Net Zero and foster “green jobs” in the region. Link to Sigma discussing the Social & Environmental Benefits of the Sustainable City

•	Sigma and its guests from Vale do Jequitinhonha were “Parties” with full access to the “Blue Zone” and the “Plenary,” having the opportunity to play an active role in the dialogue about achieving social sustainability for a just energy transition at COP26

THIRD QUARTER RESULTS

•	Sigma Lithium is finalizing the mobilization of its workforce and equipment for construction,

-	adding a workforce of an additional 180 employees and equipment on site for earthmoving and construction of the foundations of the Production Plant

-	Sigma on schedule for commercial production in 2022

-	concluded Production Plant design and released updated and final 3D design for Production Plant and mining operations. Link to video with Final 3D design

-	final stage of procurement of capital expenditures at FEL-3 level of precision. Promon and Primero continue to focus on negotiating and securing long lead items for the construction of the Production Plant

-	agreement under negotiations for the engineering, procurement, and construction management (“EPCM”) of the Production Plant and associated infrastructure with both Promon and Primero engineering firms

VANCOUVER, British Columbia. November 18, 2021— Sigma Lithium Corporation (NASDAQ:SGML, TSXV:SGML) (“Sigma” or the “Company”) Sigma Lithium, dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, is pleased to announce that it was highlighted at various events during COP (including the Investment COP) for its pioneering practices in environmental sustainability and social impact in the communities where it operates at Vale do Jequitinhonha in Minas Gerais in Brazil, one of the regions with the lowest index of human development (IDH) in the world. This is the second COP (the first was COP25 in Madrid) where the Company has been in the spotlight for its leadership in environmental and sustainable practices in the battery materials industry.

Co-CEO Ana Cabral-Gardner and Sigma’s guests from Vale do Jequitinhonha were a “Party” with access to the Blue Zone of COP-26 in Glasgow where she spoke regarding critical topics for the battery materials industry, as it prepares to scale to power the energy transition:

•	On November 8 (during the prestigious Investment COP, attended by some of the “hosts” including First Minister of Scotland Nicola Sturgeon and Leader of Glasgow City Council Councillor Susan Aitken), Ana spoke on a panel on “Circular Economy and the 21st Century City: Unlocking the Social & Environmental Benefits of the Sustainable City” with the Leader of the Glasgow City Council. Link to full video of Sigma Lithium Panel

•	On November 11, Ana participated in a panel regarding “ESG Investments in Greentech: Generating Social and Economic Impact and Green Jobs in Brazil ” Link to video of Sigma Panel at the Brazil Pavilion of the “Blue Zone” at COP26.

The Company is also announcing its financial and operating results for the three and nine months ended September 30, 2021 and providing progress updates on the construction activities of its Grota do Cirilo project in Brazil (the “Project”). The most recent filings can be found on the Company’s website at www.sigmalithium.ca or at www.sedar.com (SEDAR) and at www.sec.gov (EDGAR).

COP26 HIGHLIGHTS

At the “Circular Economy and the 21st Century City: Unlocking the Social & Environmental Benefits of the Sustainable City” panel, Ms. Cabral-Gardner described how the Company introduced circularity in its operations through its greentech production plant (the “Production Plant”), powered by 100% clean energy: applying clean technologies to ensure that 100% of the tailings are dry-stacked, 100% of the water is re-utilized in the processing and no hazardous chemicals are applied in separation and purification processes of the lithium material.

As a result, Sigma plans to direct these “lithium rich and chemicals free” quartz and feldspar tailings from the greentech Production Plant to be utilized as an incentive for ancillary industries, such as ceramic floorings and tiles. By setting-up industrial operations in the Vale do Jequitinhonha region to reuse these tailings as raw materials, thereby fostering additional economic growth, job creation, additional CFEM taxes and overall social development of Aracuai and Itinga. The Company also spearheaded the creation of an independent and private Investment Agency to organize these activities, separately from Sigma’s.

“Sigma’s high purity lithium materials have significant value added. Still, the Company could have made a decision to further increase its profits selling tailings for market price to lower the Company’s cash costs. However, in relative quantitative terms, that would be a small amount compared to the priceless value of supporting our community by utilizing these dry stacked tailings to foster economic development” added Ms. Cabral-Gardner. “We are creating a legacy by lifting the community together with the Company.”

During the “Green Brazil” session on November 11, Ms. Cabral-Gardner discussed that the Vale do Jequitinhonha already attracts significant global ESG investment flows creating “green jobs” via Sigma’s presence in the region. They are a direct result of the multi-billion-dollar investments made in Europe, United States and China in building lithium ion battery factories to enable the electrification of mobility

Ana says “Sigma has developed this high purity and environmentally sustainable lithium material produced according with the highest global technological certification standards. Therefore, our lithium materials will enable the production of the most advanced electric vehicle batteries globally. We are enabling the electrification of the car fleets in countries where the mobility is still heavily dependent on fossil fuels.

These materials are not required by the domestic market in Brazil: as a Brazilian, I am proud to say that 88% of the cars in our country are hybrid ethanol, running on clean energy.”

OPERATIONAL HIGHLIGHTS

The Company continues to advance towards initiating commercial production in 2022. On November 9, 2021, the Company announced that it mobilized its workforce and equipment on site for construction of the Production Plant. This stage comprises the earthworks necessary for installation of the Production Plant and infrastructure foundations. It is expected that approximately one million cubic meters of soil/subsoils will be moved, employing a workforce of approximately 180 people. Completion of this stage is expected within three months.

The Company expects Front-End Engineering and Design (“FEED”) to be finalized in Q4 2021. The revised CAPEX estimation is ongoing and final CAPEX with a Project Execution Plan (“PEP”) is also expected to be complete by Q4 2021. Subsequently, Board approval for the construction plan could be made formalizing a final investment decision. Immediately thereafter, the Company would place orders for long lead items and reserve manufacturing slots with the key vendors whose equipment is part of the construction critical path. Contracts for earthmoving, civil construction, and the orders for long lead items will be paid for with funds already in the Company treasury and earmarked for construction.

Following the successful conclusion of the first phase of FEED, Promon Engenharia Ltda. (“Promon”) and Primero Group Ltd (“Primero”) will remain engaged by the Company and continue to focus on negotiating and securing long lead items for the construction of the Production Plant. The Company is currently negotiating an agreement for the engineering, procurement, and construction management (“EPCM”) of the Production Plant and associated infrastructure with both engineering firms. The Company is also in negotiations with two finalist mining contractors to build and operate the Company’s first mine at the Project.

ESG HIGHLIGHTS

The Company has ongoing comprehensive environmental and social programs in process, consistent with its leadership role in ESG in the lithium sector and its commitment to sustainable mining.

The social and environmental mitigation programs already initiated in the implementation phase, and continuing through the construction phase, aim to establish actions to proactively mitigate, prevent, control and compensate for the environmental impacts that could be caused by the mining and processing activity to be carried out by the Company once it enters the production phase. These programs and actions, which are described below, are linked to one or more United Nations Sustainable Development Goals:

•	Solid waste management program

•	Plan for the reutilization of waste and tailings

•	Environmental education program

•	Prioritization and professional qualification program for local suppliers

•	Accident prevention and public health program

•	Social communications program

•	Environmental management and supervision plan

•	Planted vegetation monitoring program

•	Visual monitoring program for environmental impacts and mitigation measures

•	Specific programs for the conservation and monitoring of endangered species

•	Submission of terms of agreement for project and/or actions between the entrepreneurs and the municipalities of Itinga and Araçuaí

The Company has been developing a plan to submit to its Board outlining strategic steps to achieve net zero targets by 2024. A key initiative is to introduce biofuels in the mining operations after the second year of production. It also plans to pursue generation of carbon credits through “in-setting” carbon credits (preserving and developing the agroforestry systems within its regional ecosystem). The Company is currently undergoing an independent assessment of its net carbon footprint, conducting an independent ISO 14000 compliant audit of its life cycle analysis together with an independent expert validation of its carbon credits generated by its internal preservation, reforestation, and compensation forestry programs. The Company expects to complete this work stream in the first quarter of 2022.

CORPORATE SUMMARY UPDATE

On November 5th, 2021, the Company filed a preliminary short form base shelf prospectus (the “Canadian Base Shelf”) to qualify the distribution, from time-to-time over a 25-month period, of up to US$250 million of the Company’s debt and equity securities. The Canadian Base Shelf was filed in each province and territory of Canada, other than the Province of Quebec. The Company also filed a corresponding shelf registration statement on Form F-10 (the “U.S. Base Shelf”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Multijurisdictional Disclosure System. The Canadian Base Shelf remains subject to completion or amendment. The U.S. Base Shelf has been filed with the SEC but has not yet become effective.

The Company maintains adequate liquidity and rigorous financial discipline. As of [November 15, 2021], the Company had $32.5 million (US$25.8 million) in cash and cash equivalents, out of which approximately $29.7 million (US$23.6 million) is held in a construction savings account (not subject to any restrictions).

ABOUT SIGMA LITHIUM:

The Company is developing, with an environmental sustainability focused and ESG-centric strategy, the largest hard rock lithium deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil with the goal of participating in the rapidly expanding global supply chain of electric vehicles.

The Company plans to produce 220,000/t annually of environmentally sustainable battery grade lithium concentrate (33,000 t of lithium carbonate equivalent in Phase 1 production), note based on the 2021 updated Feasibility Study Report. In Phase 2 production, if warranted after ongoing feasibility study, production would be increased to 440,000 t (66,000 tonnes of LCE) annually. The first and second phase of production for the Project will utilize as feedstock spodumene from the Project’s own mines.

Since 2018, the Company has been producing low carbon high purity lithium concentrate at an on-site demonstration pilot plant with the objective to ship samples to potential customers for product certification and testing. This pilot production has been an important part of the successful commercial strategy of the Company allowing it to ship samples of its low carbon “green & sustainable” high purity lithium to leading global potential customers, for product certification and testing.

The Company is in pre-construction and detailed engineering of the Production Plant, which is to be an environmentally friendly, fully automated, dense media separator production plant that applies proprietary algorithms to digitally control the dense media (”DMS”). The Production Plant will be vertically integrated into the Company ́s mining operations, exclusively utilizing as feedstock the high purity spodumene ore with exceptional mineralogy from the Project. The Production Plant will process the spodumene ore into a high purity 6% battery-grade lithium concentrate engineered to the specifications of its customers in the lithium- ion battery supply chain for electric vehicles.

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest standards of environmental, social and governance practices, which were established as part of its core purpose at inception in 2012. Its production process will be powered by clean energy and the Company will use state-of-the art water recirculation circuits in its processing combined with dry stacking tailings management. The DMS process of the Production Plant does not utilize hazardous chemicals, as a result its tailings are 100% recyclable into ancillary industries, such as ceramics.

The Company has been developing a plan to submit to its Board outlining strategic steps to achieve net zero carbon emission targets by 2024. A key initiative is to introduce biofuels in the mining operations after the second year of production. It also plans to pursue generation of carbon credits through “in-setting” carbon credits (preserving and developing the agroforestry systems within its regional ecosystem). The Company is currently undergoing an independent assessment of its net carbon footprint, conducting an independent ISO 14000 compliant audit of its life cycle analysis together with an independent expert validation of its carbon credits generated by its internal preservation, reforestation, and compensation forestry programs. The Company expects to complete this work stream in the first quarter of 2022.

Sigma has significant potential for additional future expansion and growth, as it owns 27 mineral rights spread over 191 km2 (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations). The Grota do Cirilo Project area includes nine past producing lithium mines.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Daniel Abdo
(Sao Paulo) +55 11 2985-0089
daniel.abdo@sigmaca.com or ir@sigmaca.com

Vitor Ornelas
(Sao Paulo) +55 11 2985-0089
vitor.ornelas@sigmaca.com

SIGMA LITHIUM MEDIA CONTACTS:

Anthony Dovkants

(Brazil) +55 11 99686 806

anthony@prconsultingamericas.com

Colleen Robar

(United States) +1 313 207 5960

crobar@robarpr.com

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn:	@SigmaLithium
Instagram:	@sigmalithium
Twitter:	@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the ability of the Company to complete offerings of its securities under its shelf offering documents, the ultimate duration, impact and severity of the COVID-19 pandemic (including its impact on financial markets and national and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for lithium products), the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.